Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Rubicon Announces Multi-Year Extension Agreement with Tuesday Morning

Largest digital marketplace for waste and recycling announces two-year, nationwide extension agreement covering Tuesday Morning’s entire portfolio of nearly 500 locations.

Lexington, Kentucky – April 5, 2022 – Rubicon Technologies, LLC (“Rubicon” or the “Company”), a digital marketplace for waste and recycling and provider of innovative software-based solutions for businesses and governments worldwide, today announced that it has signed an extended two-year agreement with Tuesday Morning, Inc. (“Tuesday Morning”), a leading destination for unique home and lifestyle goods, to continue to increase the retailer’s waste diversion from landfill, consolidate service, and provide enhanced account management across its portfolio of stores.

Rubicon’s market-leading RUBICONConnect™ product is currently deployed across all Tuesday Morning locations in the United States, numbering 490 in total, assisting with waste and recycling programs and delivering enhanced sustainability data, analytics, and reporting capabilities.

Headquartered in Dallas, Texas, Tuesday Morning specializes in name-brand products for the home, selling high-quality goods at prices below those found in boutique, specialty, and department stores. When Tuesday Morning first began working with Rubicon in September 2018, its goal was to recycle more of its wasted cardboard while providing cost savings. Over the next three years, Tuesday Morning, working with Rubicon, increased not only its cardboard recycling, but also its mixed recycling, construction and demolition recycling, and its organics recycling as well. As a result, in 2021 Tuesday Morning had an overall diversion from landfill rate of 43.7 percent—which included 9,685 tons of cardboard, and 1,439 tons of mixed recycling—all while keeping its bottom line in check.

“We are thrilled to announce this extension agreement with Tuesday Morning,” said Nate Morris, Chairman and CEO of Rubicon. “The company is a national leader in the retail space, with hundreds of stores serving neighborhoods all across America. Tuesday Morning is a prime example of how environmental innovation can be found all over our great country, and their most recent waste diversion statistics are a testament to their leadership and willingness to put sustainability at the heart of their business.”

Waste is a global challenge and a global opportunity. Rubicon partners with businesses and governments around the world to advance its mission through zero-waste, landfill diversion, and smart city solutions. Rubicon’s suite of cloud-based products helps waste collection companies digitize their operations, while equipping municipalities and businesses of all sizes with the tools to adopt a fully digital model, in service of initiating or growing their waste and recycling management capabilities.

“At Tuesday Morning, our customers come to us because they know that they will find an exceptional assortment of brand names at great prices,” said Mike Malone, Manager of Store Facilities at Tuesday Morning. “What many of our customers may not know is how much we have invested into our sustainability journey over the years. Through our work with Rubicon, we have a landfill diversion rate coming up on 50 percent. Rubicon’s products, and the RUBICONConnect™ portal in particular, have greatly improved our processes for waste, recycling, and landfill diversion, and we look forward to working with Rubicon for many years to come to continue to improve these processes.”

In this extended agreement, Rubicon will continue to bring its suite of cloud-based software products, and the power and scope of its network of more than 8,000 hauler and vendor partners, to bear in providing scalable waste, recycling, and sustainability solutions to Tuesday Morning in support of the company’s environmental and business goals.

Rubicon Technologies, LLC | rubicon.com

About Rubicon

Rubicon is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the Company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more at Rubicon.com.

Rubicon will be hosting a Virtual Analyst & Investor Day on Tuesday, April 12, 2022 at 11:00 am EDT. During the two-hour virtual event, members of the Rubicon and Founder SPAC executive teams will provide an overview of the Company, an established global leader in providing cloud-based waste and recycling solutions to businesses and governments around the world. In addition, the formal presentation will be followed by a live question and answer session hosted by Rubicon and Founder management. To register for this virtual event, please click here.

Rubicon previously announced an agreement for a business combination with Founder SPAC (Nasdaq: FOUN), which is expected to result in Rubicon becoming a public company listed on the New York Stock Exchange (“NYSE”) under the new ticker symbol “RBT” in the second quarter of 2022, subject to customary closing conditions.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Rubicon Technologies, LLC | rubicon.com

Important Information About the Business Combination and Where to Find It

Founder’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Rubicon Technologies, LLC | rubicon.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Rubicon Technologies, LLC | rubicon.com

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Rubicon Technologies, LLC | rubicon.com

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

rubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie, ICR, Inc.

rubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com

Rubicon Technologies, LLC | rubicon.com

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